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                              September 17, 2021

       Kathryn Mikells
       Chief Financial Officer
       Exxon Mobil Corporation
       5959 Las Colinas Boulevard
       Irving, Texas 75039-2298

                                                        Re: Exxon Mobil
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-02256

       Dear Ms. Mikells:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. Quantify any material weather-related damages to your property or operations.
   2. If material, disclose any specific indirect weather-related impacts that have affected or may affect your major
customers or suppliers.
   3. If material, disclose any weather-related impacts on the cost or availability of insurance.
   4. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any
material effects on your business, financial condition, and results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kathryn Mikells
Exxon Mobil Corporation
September 17, 2021
Page 2

       You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Brad Skinner, Office
Chief at (202) 551-3489, if you have questions regarding the comments.



FirstName LastNameKathryn Mikells                        Sincerely,
Comapany NameExxon Mobil Corporation
                                                         Division of
Corporation Finance
September 17, 2021 Page 2                                Office of Energy &
Transportation
FirstName LastName